Oncolytics Biotech® Presents Clinical Data at the Fifth Annual Oncolytic Virotherapy Conference Highlighting Definitive Evidence of Systemic Delivery and Replication of Pelareorep in Tumor Tissue

Pelareorep is the only oncolytic virus with meaningful clinical data demonstrating intravenous delivery and replication in tumor tissue

SAN DIEGO, CA and CALGARY, AB, December 3, 2019 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), currently developing pelareorep, an intravenously delivered immuno-oncolytic virus, today announced that Matt Coffey, President & CEO of Oncolytics Biotech, will be presenting on a panel as well as delivering a corporate presentation on systemic delivery tomorrow at the Oncolytic Virotherapy Conference. The panel presentation, “To IT or IV? Intra-Tumoral vs. Intra-Venous Administration,” will discuss what indications require IT versus IV, the risks and challenges associated with IT delivery and the views of physicians. Dr. Coffey’s corporate presentation will focus on a recently announced metanalysis of 13 clinical studies and how this intravenous-related data is driving the clinical programs of Oncolytics. The conference takes place December 4 – 5 at the Westin Waterfront Hotel in Boston, MA.

“Our proven ability to systemically deliver pelareorep through intravenous delivery is a key value driver for Oncolytics,” said Dr. Coffey.  “I’m excited to see this topic gaining the exposure it deserves and thrilled to be a part of the conversation on this panel at the Oncolytic Virotherapy Conference. I’m also looking forward to presenting data to our peers that outlines pelareorep’s ability to target and infect a majority of tumors, triggering effective immune recruitment following intravenous administration.”

Presentations
December 4, 1:40 pm ET
Clinical development of the oncolytic reovirus, pelareorep, for breast cancer

•	A meta-analysis from 13 different clinical studies on the efficiency of IV delivery

•	Combination therapy with checkpoint blockade in breast cancer.

•	Adaptive immune activation following IV delivery and the development of a potential biomarker

December 4, 3:10 pm ET
Panel Presentation: To IT or IV? Intra-Tumoral vs. Intra-Venous Administration

•	Decide whether OV treatments are most effective when injected directly into the tumour or systemically

•	Weigh the risks of IT administration with the benefits of a more targeted approach

•	Consider the views of physicians

About Pelareorep
Pelareorep is a non-pathogenic, proprietary isolate of the unmodified reovirus: a first-in-class intravenously delivered immuno-oncolytic virus for the treatment of solid tumors and hematological malignancies. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers and has been demonstrated to be able to escape neutralizing antibodies found in patients.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype - turning "cold" tumors "hot" - through innate and adaptive immune responses to treat a variety of cancers. Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved immuno-oncology agents. Oncolytics is currently conducting and planning additional studies in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Michael Moore Vice President, Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca
Investor Relations Timothy McCarthy LifeSci Advisors 212.915.2564 tim@lifesciadvisors.com	Media Contact Jason Spark Canale Communications 619-849-6005 jason@canalecomm.com